SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                           Autotote Corporation
______________________________________________________________________________
                             (Name of Issuer)

                           Common Capital Stock
______________________________________________________________________________
                      (Title of Class of Securities)

                                 053323101
______________________________________________________________________________
                              (CUSIP Number)


______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.
______________________________________________________________________________

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: Lawrence Auriana -- s/s ###-##-####
______________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
          (a)  N/A
          (b)
______________________________________________________________________________

     3)   SEC Use Only _________________________________________________
______________________________________________________________________________

     4)   Citizenship or Place of Organization:  United States
______________________________________________________________________________

Number of      (5) Sole Voting Power:        1,820,000
Shares Bene-   ________________________________________
ficially       (6) Shared Voting Power:      N/A
Owned by       ________________________________________
Each Report-   (7) Sole Dispositive Power:   1,820,000
ing Person     ________________________________________
With           (8) Shared Dispositive Power: N/A
______________________________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,820,000 shares
______________________________________________________________________________

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

______________________________________________________________________________

     11)  Percent of Class Represented by Amount in Row 9:   6.30%
______________________________________________________________________________

     12)  Type of Reporting Person (See Instructions):  IN
______________________________________________________________________________

                                 ITEM 1(a)

Name of Issuer:  Autotote Corporation

                                 ITEM 1(b)

Address of Issuer's Principal Executive Offices:   100 Bellevue Road,
                                                   Newark, DE 19714

                                 ITEM 2(a)

Name of Person Filing:  Lawrence Auriana

                                 ITEM 2(b)

Address of Principal Business Office or, if none, Residence:
140 E. 45th Street, 43rd Floor, New York, NY 10017

                                 ITEM 2(c)

Citizenship:  United States

                                 ITEM 2(d)

Title of Class of Securities:  Common Capital Stock

                                 ITEM 2(e)

CUSIP Number:  053323101
                                  ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker of Dealer registered under Section 15 of the Act.
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.
     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act.
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).
     (g) [X] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)  [ ]  Group, in accordance with Section 240-13d-1(b)(1)(ii)(H).

                                  ITEM 4

Ownership.

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:  1,820,000
     (b)  Percent of Class:
     (c)  Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote:  1,820,000
          (ii)  shared power to vote or to direct the vote:  N/A
          (iii) sole power to dispose or to direct the disposition of:
                1,820,000
          (iv)  shared power to dispose or to direct the disposition of:  N/A

    Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                                  ITEM 5

Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                  ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.  N/A

                                  ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See exhibit to Item 3(g)

                                  ITEM 8

Identification and Classification of Members of the Group.  N/A

                                  ITEM 9

Notice of Dissolution of Group.  N/A

                                  ITEM 10

Certification.

    The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in a transaction having such purposes or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


____________________________________
Date


____________________________________
Signature


Lawrence Auriana
____________________________________
Name/Title

Exhibit to Schedule 13G filing of Lawrence Auriana to report ownership of shares of Autotote Corporation

Item 3(g)  The Kaufmann Fund, Inc.  Classification IV